SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Succession Plan

– Founders Propose to Convert Multiple Voting Shares Without Conversion Premium –

Montreal, Tuesday, February 3, 2004 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that H. Greg Chamandy would assume the newly-created role of Chairman of the Executive Committee of Gildan Activewear in addition to his continuing responsibilities as Chairman of the Board of Directors, while Glenn J. Chamandy will assume the responsibilities of President and Co-Chief Executive Officer of the Company. In order to ensure a seamless transition in the overall role and responsibilities of the Chief Executive Officer position, H. Greg Chamandy will also serve as co-Chief Executive Officer for a transition period, currently contemplated as one year, at which point Glenn J. Chamandy will become Chief Executive Officer. Previously, H. Greg Chamandy was Chairman of the Board and Chief Executive Officer, and Glenn J. Chamandy was President and Chief Operating Officer.

These changes follow the recent announcement in December 2003 of the Company’s long-term strategic business plans. The Company will now enter a phase of plan execution, centred on organic growth, expansion of its offshore manufacturing capacity, achievement of its 5-year market share targets in the imprinted sportswear industry, and initial development of its products into the retail channel of distribution.

H. Greg Chamandy commented: “I am extremely proud of our achievement over the past 5 years since our I.P.O. of building Gildan into a public Company with a market capitalization in excess of Canadian $1 billion, and the leader in the imprinted sportswear industry. With the completion of the next phase of our strategy development, and having established a strong management team and one of the strongest balance sheets in the entire textile and apparel industry, I have decided to begin to hand over the role of Chief Executive Officer to Glenn. Through the new Executive Committee, I will remain deeply involved in monitoring key issues impacting the value of the Company, in which I have a significant investment. Over the next 5 years, I plan to begin to divide my time between Gildan and other outside business interests that I wish to pursue. I have 100% confidence in Glenn, with the support of our management team, to successfully implement our business strategy and achieve continuing profitable growth in line with our stated financial targets.”

The Company also announced that H. Greg Chamandy and Glenn J. Chamandy, who control 100% of the voting right attached to the Class B Multiple Voting Shares through their respective holding companies, have indicated to the Board of Directors their intention to convert their Class B Multiple Voting Shares into Class A Subordinate Voting Shares on a 1:1 basis, and without any other cash or non-cash consideration. The Board is currently reviewing the conversion plan, which is expected to be implemented as expeditiously as possible.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date February 3, 2004